VF 3-24-04

04016252

AH 3-24-2004

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34058

RECD S.E.C.
FEB 2 7 2004
526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Huntingdon (HSC) Financial Services

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 South Broadway
(No. and Street)

Minot (City) ND (State) 58701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eloise Worden, Vice President (701) 837-9440
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EideBailly LLP
(Name — *if individual, state last, first, middle name*)

1050 East Interstate Ave. (Address) Bismarck (City) ND (State) 58502-1914 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/24

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTINGDON HSC FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2003, AND 2002
(WITH INDEPENDENT AUDITORS' REPORT)

HUNTINGDON HSC FINANCIAL SERVICES, LLC

Table of Contents

INDEPENDENT AUDITOR'S REPORT

Huntingdon HSC Financial Services, LLC
Minot, North Dakota

We have audited the accompanying balance sheet of **Huntingdon HSC Financial Services, LLC** (a limited liability company) as of December 31, 2003 and the related statements of operations, member's equity and cash flow for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit. The financial statements of **Huntingdon HSC Financial Services, LLC** as of December 31, 2002, were audited by other auditors whose report dated February 14, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Huntingdon HSC Financial Services, LLC**, as of December 31, 2003, and the results of its operations and its cash flow for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP
Bismarck, North Dakota
January 15, 2004

1050 East Interstate Ave. • PO Box 1914 • Bismarck, North Dakota 58502-1914 • 701.255.1091 • Fax 701.224.1582
- Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota – Equal Opportunity Employer

HUNTINGDON HSC FINANCIAL SERVICES, LLC
BALANCE SHEETS
DECEMBER 31, 2003, AND 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 45,365	$ 45,034
Commissions receivable	14,104	39,542
Other receivable	4,000	-
Total current assets	63,469	84,576
Total assets	$ 63,469	$ 84,576
LIABILITIES AND MEMBER'S CAPITAL		
CURRENT LIABILITIES		
Commissions and fees payable	$ 14,336	$ 45,475
MEMBER'S CAPITAL	49,133	39,101
Total liabilities and member's capital	$ 63,469	$ 84,576

See Notes to Financial Statements

HUNTINGDON HSC FINANCIAL SERVICES, LLC
STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2003, AND 2002

	2003	2002
OPERATION		
COMMISSION REVENUE	$ 499,310	$ 523,321
EXPENSES		
Commissions and fees	398,174	419,977
Dues and subscriptions	3,207	-
Management fee	75,814	104,665
Total expenses	477,195	524,642
OPERATING INCOME (LOSS)	22,115	(1,321)
OTHER INCOME (EXPENSE)		
Loss on sale of securities available for sale	-	(1,741)
Other expense	(4,869)	-
Other income	161	-
Interest income	26	160
Total other expense	(4,682)	(1,581)
NET INCOME (LOSS)	$ 17,433	$ (2,902)
MEMBERS' EQUITY		
BALANCE, BEGINNING OF YEAR	$ 39,101	$ -
MEMBER'S EQUITY CONTRIBUTIONS	-	50,513
MEMBER'S DRAWS	(7,401)	(8,512)
NET INCOME (LOSS)	17,433	(2,900)
BALANCE, END OF YEAR	$ 49,133	$ 39,101

HUNTINGDON HSC FINANCIAL SERVICES, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003, AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 17,433	$ (2,900)
Adjustment to reconcile net loss to net cash provided by operating activities		
Loss on sale of securities available for sale	-	1,741
Effects on operating cash flows due to changes in		
Commission receivable	21,938	(39,542)
Commissions and fees payable	(31,639)	45,475
Net cash provided by operating activities	7,732	4,774
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of securities	-	25,432
Purchase of securities available for sale	-	(27,173)
Net cash used by investing activities	-	(1,741)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributed by member	-	50,513
Distributions to member	(7,401)	(8,512)
Net cash provided by (used in) financing activities	(7,401)	42,001
NET CHANGE IN CASH AND CASH EQUIVALENTS	331	45,034
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	45,034	-
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 45,365	$ 45,034

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The nature of operations and significant accounting policies of Huntingdon HSC Financial Services, LLC are presented to assist in understanding the company's financial statements.

Organization

The company filed articles of organization with the North Dakota Secretary of State on September 20, 2000. Although created in 2000, the company's operations did not begin until January 1, 2002. Effective January 1, 2002 various assets of Huntingdon Securities Corporation were contributed to the company.

Nature of Operations

The company operates as a broker/dealer providing a range of investment products and services including various stocks, bonds and mutual funds. The majority of the company's revenues are generated from sales to residents of North Dakota. The company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Cash and Cash Equivalents

Cash and cash equivalents are distinguished based on liquidity. Cash and cash equivalents consist of money market and active asset accounts.

Commission Receivable

Management believes all of its receivables are collectible. The company has not recorded an allowance for doubtful accounts. The company does not charge interest on its receivables.

Security Transactions and Trade Date Basis Securities Purchases

Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker/dealer for transactions executed but not yet settled.

Personal Assets and Liabilities

In accordance with the generally accepted method of presenting financial statements of limited liability companies, the financial statements do not include the personal assets and liabilities of the members, including their obligations for income taxes on the net income of the company or their right to a refund based on its net loss.

(continued on next page)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2003 and 2002 the Company's net capital ratio, net capital, and net capital requirements were as follows:

	2003	2002
Net capital ratio	**2.1:1**	1.16:1
Net capital	**$ 30,133**	$ 39,101
Net capital requirement	**$ 5,000**	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6 2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 3 - RELATED PARTY TRANSACTIONS

The company has an administrative agreement with Huntingdon Securities Corporation, a related company through common ownership. Under the terms of the agreement, the company has agreed to pay Huntingdon Securities Corporation approximately 20% of its gross revenue. Huntingdon Securities Corporation has agreed to provide administrative services and pay substantially all costs associated with the company's broker dealer business with the exclusion of direct commission expense. Total expense recognized to Huntingdon Securities Corporation for the years ended December 31, 2003, and 2002 was $75,814 and $104,665. As of December 31, 2003, the company owed Huntingdon Securities Corporation $4,353.

(continued on next page)

NOTE 4 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from its clearing broker, mutual funds and annuity issuers relating to customer securities transactions introduced by the Company.

HUNTINGDON HSC FINANCIAL SERVICES, LLC

SUPPLEMENTARY INFORMATION

HUNTINGDON HSC FINANCIAL SERVICES, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
YEARS ENDED DECEMBER 31, 2003, AND 2002

NET CAPITAL		
Total members' equity from the statement of operations	$	49,133
Deductions		
Nonallowable assets		
Cash investment		(15,000)
Receivables from non-customers		(4,000)
Net capital	$	30,133
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	5,000
Excess net capital	$	25,133
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	28,700
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	14,336
Ratio of aggregate indebtedness to net capital		2.1:1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17A-5, as originally filed	$	30,133
Net year end adjustments		-
	$	30,133

The Company claims exemption from Rule 15c3-3 under Section 15c3-3(K)(2)(ii) which states that all customer's transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is not required.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 FOR A BROKER – DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Huntingdon HSC Financial Services, LLC
Minot, North Dakota

In planning and performing our audit of the financial statements and supplemental schedule of Huntingdon HSC Financial Services, LLC for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Bismarck, North Dakota
January 15, 2004